SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 74640Y 106	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,277,798
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,277,798

11.	Aggregate amount beneficially owned by each reporting person 30,277,798
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 36.65%
14.	Type of reporting person (see instructions) IA

13D/A

CUSIP No. 74640Y 106	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 23,949,689
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,949,689

11.	Aggregate amount beneficially owned by each reporting person 23,949,689
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.99%
14.	Type of reporting person (see instructions) OO

13D/A

CUSIP No. 74640Y 106	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,816,240
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,816,240

11.	Aggregate amount beneficially owned by each reporting person 20,816,240
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.19%
14.	Type of reporting person (see instructions) PN

13D/A

CUSIP No. 74640Y 106	Page 5 of 10

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,133,449
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,133,449

11.	Aggregate amount beneficially owned by each reporting person 3,133,449
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.79%
14.	Type of reporting person (see instructions) PN

13D/A

CUSIP No. 74640Y 106	Page 6 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,277,798
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,277,798

11.	Aggregate amount beneficially owned by each reporting person 30,277,798
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 36.65%
14.	Type of reporting person (see instructions) IN

13D/A

CUSIP No. 74640Y 106	Page 7 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,277,798
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,277,798

11.	Aggregate amount beneficially owned by each reporting person 30,277,798
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 36.65%
14.	Type of reporting person (see instructions) IN

13D/A

CUSIP No. 74640Y 106	Page 8 of 10

Explanatory Note: This Amendment No. 18 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022 and Amendment No. 17 to the Initial 13D filed on March 8, 2022 (“Amendment No. 17”), amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Since filing of Amendment No. 17, the source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$30,044,842.40
CCC III	Working Capital	$3,513,392.60
Separate Account	Working Capital	$9,141,765.00

Item 4. Purpose of Transaction.

Item	4 is hereby amended and supplemented as follows:

Preemptive Rights

CCP, CCC III and the Separate Account purchased 7,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”) in an underwritten public offering (the “Public Offering”). A portion of the shares purchased by CCP and the Separate Account was in connection with the previously disclosed preemptive rights set forth in the Subscription Agreement, dated February 1, 2018, by and among the Issuer, CCP and the Separate Account, as disclosed in the Initial 13D.

13D/A

CUSIP No. 74640Y 106	Page 9 of 10

Lock-Up Agreement

In connection with Public Offering, Gray entered into a Lock-Up Agreement, dated March 24, 2022 (the “Lock-Up Agreement”), with BofA Securities, Inc. the underwriter for the Public Offering (the “Underwriter”), pursuant to which Gray agreed, subject to specified exceptions, that, until May 23, 2022, he will not, without the prior written consent of the Representatives:

1.

directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Stock or any securities convertible into or exercisable or exchangeable for Class A Stock, whether owned on March 24, 2022 or thereafter acquired by Gray or with respect to which Gray has or acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercises any right with respect to the registration of any of the Lock-up Securities, or files or causes to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or

2.

enters into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Class A Stock or other securities, in cash or otherwise.

The foregoing description of the Lock-Up Agreement is qualified in its entirety to the Lock-Up Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a)-(c) of Item 5 are hereby amended and supplemented as follows:

(a)-(b) The information relating to the beneficial ownership of Class A Stock, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 82,620,782 shares of Class A Stock outstanding as of March 29, 2022, based on information provided by the Issuer. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 36.45% of the Common Stock.

(c) On March 29, 2022, CCP, CCC III and the Separate Account purchased 4,925,384, 575,966, and 1,498,650 shares of Class A Stock, respectively, at a price of $6.10 per share in the Public Offering as described in the Issuer’s prospectus filed with the SEC pursuant to Rule 424(b)(5) on March 28, 2022. These purchases are the only transactions in the securities of the Issuer by the Reporting Persons and the Separate Account in the sixty days preceding the filing of this Amendment, or since the last Schedule 13D filing, whichever is less.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented with the disclosure under the heading “Lock-Up Agreement” in Item 4 above, which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

1.	Lock-Up Agreement, dated March 24, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 29, 2022

COLISEUM CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		COLISEUM CAPITAL CO-INVEST III, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner	By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON

		By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact